Item 77I Deutsche Gold & Precious Metals Fund and Deutsche Science and Technology Fund
(each a series of Deutsche Securities Trust)

The Class B shares of each of Deutsche Gold &
Precious Metals Fund and Deutsche Science and
Technology Fund were converted to Class A shares effective on or about February 10, 2016. Effective on or about February 12, 2016, each Fund's "Class
B" class of shares was terminated by action of the Fund's Board of Trustees. The conversion of each Fund's Class B shares was not a taxable event and no CDSC charges were imposed at the time of exchange.